
LOAN AGREEMENT

---

between

HARMONY GOLD MINING COMPANY LIMITED

and

THE TRUSTEES FOR THE TIME BEING OF THE ARM BROAD-BASED ECONOMIC
EMPOWERMENT TRUST

BG Bowman Gilfillan
AFRICA GROUP

CONTENTS

PARTIES:

This Agreement is made between:

(1) **THE TRUSTEES FOR THE TIME BEING OF THE ARM BROAD-BASED ECONOMIC EMPOWERMENT TRUST**, a trust established in accordance with the laws of the Republic of South Africa with Master's Reference IT4713/06 (the **Borrower**); and

(2) **HARMONY GOLD MINING COMPANY LIMITED,** a public company duly incorporated in accordance with the laws of the Republic of South Africa under registration number 1950/038232/06) (the **Lender**).

WHEREAS

A. The Lender has agreed to make the Facility available to the Borrower on the terms and subject to the conditions set out in this Agreement.

B. The Lender and the Borrower accordingly enter into this Agreement to record the terms upon which and the conditions subject to which the Facility is to be made available to the Borrower.

IT IS AGREED AS FOLLOWS:

1. **DEFINITIONS AND INTERPRETATION**

1.1. In this Agreement, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them and cognate expressions shall bear corresponding meanings:

1.1.1. **Advance** means the advance of the Facility Amount by the Lender to the Borrower;

1.1.2. **Advance Date** means the date on which the Lender makes (or is to make, as the context may require) the Advance to the Borrower against the Facility;

1.1.3. **Advance Request** means a notice substantially in the form of **Schedule 2**;

1.1.4. **Affiliate** means, in relation to any company (the **First Company**):

1.1.4.1. any Subsidiary of the First Company;

1.1.4.2. any Holding Company of the First Company; and

1.1.4.3. any company which is a Subsidiary of the same Holding Company as the First Company;

1.1.5. **Agreement** means this loan agreement and all schedules hereto;

1.1.6. **Applicable Laws** means the common law and any legislative enactment including, without limitation, any act, statute, ordinance, proclamation, decree, order, regulation and/or by-law;

1.1.7.   **ARM** means African Rainbow Minerals Limited (registration number 1933/004580/06), a public company duly incorporated in accordance with the company laws of the Republic of South Africa;

1.1.8.   **ARM Loan Agreement** means the loan agreement to be entered into between the Borrower and ARM on substantially the same terms and conditions as, and contemporaneously with, this Agreement;

1.1.9.   **ARM Share** means an ordinary share in the share capital of African Rainbow Minerals Limited;

1.1.10.   **Borrower** means the trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, a trust established in accordance with the laws of the Republic of South Africa with Master's Reference IT4713/06;

1.1.11.   **Borrower Account** means the following account of the Borrower:

Account Holder: ARM Broad Based Economic Empowerment Trust
Bank: Nedbank Limited
Branch: Johannesburg
Branch Code: 198765
Account Number: 1454 081 910;

1.1.12.   **Business Day** means any day other than a Saturday, Sunday or statutory public holiday in the Republic of South Africa;

1.1.13.   **Calendar Month** means each month of the Gregorian calendar;

1.1.14.   **Collection Account** has the meaning given to that term in the Trust Deed;

1.1.15.   **Conditions Precedent** means the conditions precedent set out in **Schedule 1**;

1.1.16.   **Default** means:

1.1.16.1.   an Event of Default; or

1.1.16.2.   the occurrence of any event which will become an Event of Default if it has not been remedied by the time that the applicable grace period has expired or, as the case may be, by the time that the required notice has been given and has expired;

1.1.17.   **Default Interest Rate** means a rate which is 2% (two percent) higher than the Interest Rate;

1.1.18.   **Discharge Date** means the date on which the Borrower has paid in full all and any amounts owing to the Lender arising out of or in connection with this Agreement, including (but not limited to):

1.1.18.1.   the Outstanding Principal;

1.1.18.2.   all interest which accrues under this Agreement;

1.1.18.3.   any costs which become payable by the Borrower by virtue of the provisions of clause 20, provided that on such date the Facility is no longer available to the Borrower;

1.1.19. **Disclosure Schedule** means the disclosure schedule contained in **Schedule 3**;

1.1.20. **Dispose** means any sale, transfer, cession, assignment, lease, alienation, donation, renunciation, surrender, waiver, relinquishment, exchange or other disposal of any nature whatsoever, and **Disposal** has a corresponding meaning;

1.1.21. **Distribution** means any payment by or on behalf of the Borrower by way of income or capital or other distribution or payments by or on behalf of the Borrower to any of its beneficiaries, and **Distribute** shall, as the context requires, be construed accordingly;

1.1.22. **Distributions Account** has the meaning given to that term in the Trust Deed;

1.1.23. **Effective Date** means a date which is 3 (three) Business Days after the date on which the Lender gives its notice in terms of clause 4.4;

1.1.24. **Encumbrance** means any mortgage bond, notarial bond, pledge, security cession, lien, charge, hypothecation, assignment, deposit by way of security or any other security interest or agreement or arrangement having a similar effect (including set-off and title retention) and **Encumber** has a corresponding meaning;

1.1.25. **Event of Default** means any Event of Default set out in clause 16;

1.1.26. **Facility** means the loan facility in an amount equal to the Facility Amount, made available by the Lender to the Borrower in terms of clause 2;

1.1.27. **Facility Amount** means the amount requested by the Borrower in the Advance Request, which shall be   ZAR 200 000 000 (two hundred million Rand);

1.1.28. **Facility Outstandings** means, at any time, the Outstanding Principal at such time and all interest that has accrued at such time and has not yet been paid;

1.1.29. **Finance Documents** means:

1.1.29.1. this Agreement;

1.1.29.2. any agreement entered into in order to amend or supplement this Agreement or any other Finance Document; and

1.1.29.3. any other document designated in writing as a Finance Document by the Lender and the Borrower from time to time;

1.1.30. **Financial Indebtedness** means any indebtedness for or in respect of:

1.1.30.1. moneys borrowed or credit provided;

1.1.30.2. any acceptance credit facility (including any dematerialised equivalent);

1.1.30.3. any note purchase facility, bond, note, debenture, loan stock or other similar instrument;

1.1.30.4. any suspensive sale or instalment credit transaction;

1.1.30.5. any agreement treated as a finance or capital lease in accordance with IFRS;

1.1.30.6. receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

1.1.30.7. any derivative transaction protecting against or benefiting from fluctuations in any rate or price (and, except for non-payment of an amount, the then marked to market value of the derivative transaction will be used to calculate its amount);

1.1.30.8. any counter-indemnity obligation in respect of any Guarantee issued by any third person;

1.1.30.9. any redeemable preference share;

1.1.30.10. any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing; and/or

1.1.30.11. any liability in respect of any guarantee, indemnity or suretyship for any of the items referred to in clauses 1.1.30.1 to 1.1.30.10 above

1.1.31. **Financial Year** means each one of the Borrower's financial years and it is recorded that, as at the Signature Date, the Borrower's financial year ends on the last day of February in each year;

1.1.32. **Government Authority** means any government, governmental, administrative, fiscal, judicial or government owned or controlled body, department, tribunal, commission, agency or entity;

1.1.33. **Guarantee** means any guarantee, suretyship, indemnity, bond, letter of credit or other form of security for the debts of any third person;

1.1.34. **Harmony Percentage** means, at any time, the total amount owing by the Borrower to the Lender under this Agreement at that time expressed as a percentage of the Total Subordinated Debt;

1.1.35. **Holding Company** means in relation to any company or other corporation, any company or corporation of which it is a Subsidiary;

1.1.36. **IFRS** means International Financial Reporting Standards;

1.1.37. **Insolvency Event** means the occurrence of any Event of Default described in clause 16.7 or 16.8;

1.1.38. **Interest Period** means:

1.1.38.1. in respect of the Advance, the period commencing on the Advance Date and ending on the next Reset Date thereafter, and thereafter each period of 3 (three) Months commencing on each Reset Date, provided that the final Interest Period shall end on the Maturity Date; and

1.1.38.2. in respect of any Unpaid Sum, any period determined in accordance with clause 7;

1.1.39.   **Interest Rate** means, for each Interest Period, JIBAR (on the day that is 2 (two) business days prior to the first day of that Interest Period) plus 4.25% (four point two five percent);

1.1.40.   **Lender** means Harmony Gold Mining Company Limited;

1.1.41.   **Lender Account** means the bank account having the following details, or such other bank account as the Lender may from time to time designate in writing to the Borrower:

> Bank: Nedbank Limited
>
> Account name: Harmony Gold Mining Company Limited
>
> Account number: 1454115866
>
> Branch: Corporate Client Services
>
> Branch Code: 145405
>
> Single clearing code: 198765
>
> EFT service single clearing code: 196005
>
> Swift code: NEDSZAJJ;

1.1.42.   **JIBAR** means, on any day:

1.1.42.1.   as at 11h00 South African time on such day, the Johannesburg Interbank Agreed Rate (expressed as a nominal, annual, compounded quarterly, interest rate) which is the mid-market rate for deposits for a period of 3 (three) months in South African Rands with South African banks for such day, as polled and published by SAFEX (or any successor) and which appears on the SAFEX Money Market page (code 0# SFXMM) (or such other page as may replace that page for the purpose of displaying such rate), or, if this rate is not quoted or the relevant page is not available, the arithmetic mean (rounded up to 4 (four) decimal places) of the respective rates (as quoted to the Lender at its request) at which each of the Reference Banks is offering ZAR deposits for the relevant Interest Period to prime banks in the inter-bank market at or about 11h00 on the relevant day; or

1.1.42.2.   if no quotes can be obtained from any of the Reference Banks, the rate determined by the Lender acting in a commercially reasonable manner,

JIBAR to be proved, whether it is determined pursuant to clauses 1.1.42.1 or 1.1.42.2 above, *prima facie*, by a certificate under the hand of any director of the Lender (whose appointment and authority need not be proved);

1.1.43.   **Material Adverse Change** means the occurrence of any facts, events, and or circumstances or combination of facts, events and/or circumstances which has, or is reasonably likely to have, a material adverse effect on:

1.1.43.1.   the property and/or condition (whether financial or otherwise) of the Borrower;

1.1.43.2.   the ability of the Borrower to comply with or perform any of its obligations under or arising out of the Finance Documents; or

1.1.43.3.   the validity and/or enforceability of the Finance Documents or any rights or remedies of the Lender under the Finance Documents;

1.1.44.   **Maturity Date** means the earlier of (a) 31 December 2022, and (b) the date on which the "Maturity Date" as defined in the ARM Loan Agreement occurs;

1.1.45.   **Month** means each period which commences on one day (the **First Day**) in one Calendar Month and which ends on the numerically corresponding day but one in the next Calendar Month (the **Second Calendar Month**) provided that if (1) the First Day is the first day of a Calendar Month the applicable Month shall end on the last day of that Calendar Month, and if (2) there is no day in the Second Calendar Month which corresponds numerically to the First Day, the applicable Month shall end on the last day of the Second Calendar Month;

1.1.46.   **Nedbank** means Nedbank Limited (registration number 1951/000009/06) (acting through its Corporate and Investment Banking division), a registered bank and public company duly incorporated according to the banking and company laws of the Republic of South Africa;

1.1.47.   **Nedbank Finance Agreements** means the "Finance Documents" as defined in the Nedbank Loan Agreement;

1.1.48.   **Nedbank Loan Agreement** means the written agreement entitled "*Loan Agreement*" dated 11 December 2014 entered into between Nedbank, the Borrower and African Rainbow Minerals Limited (as guarantor) pursuant to which Nedbank lent and advanced to the Borrower a principal sum not exceeding R1 800 000 000 (One Billion Eight Hundred Million Rand), which, prior to the Signature Date, has been amended and restated and to which Harmony Gold Mining Company Limited was added as a guarantor in its amended and restated form, and which will be further amended on or about the Signature Date to (*inter alia*) remove African Rainbow Minerals Limited and Harmony Gold Mining Company Limited as guarantors, and as may be further amended and restated from time to time;;

1.1.49.   **Nedbank Pledge Agreement** means the pledge agreement entered into on or about 11 December 2014 amongst the Borrower and Nedbank in terms of which the Borrower pledged to Nedbank shares that it holds in ARM as security for its obligations under the Nedbank Loan Agreement;

1.1.50.   **Outstanding Principal** means, on any day, the aggregate of the Advance made by the Lender under the Facility and all interest that has been capitalised less the aggregate of all repayments of such Advance made by the Borrower to the Lender and all payments of such capitalised interest made by the Borrower to the Lender;

1.1.51.   **Parties** means the Lender and the Borrower, and "Party" means either one of them, as the context may require;

1.1.52.   **Permitted Disposal** means any Disposal by the Borrower:

1.1.52.1.	of Trust Assets that is required to be made in terms of the Trust Deed;
1.1.52.2.	of Trust Assets pursuant to the Share Acquisition Agreement;
1.1.52.3.	pursuant to enforcement action under the Nedbank Pledge Agreement; or
1.1.52.4.	of Trust Assets that is consented to in writing by the Lender prior to such Disposal;
1.1.53.	**Permitted Encumbrance** means:
1.1.53.1.	the Encumbrance created by the Nedbank Pledge Agreement;
1.1.53.2.	any retention of title arrangements concluded by the Borrower in the normal and ordinary course of its business;
1.1.53.3.	any Encumbrances which arise as a result of the operation of law in the ordinary course of the Borrower's normal affairs;
1.1.53.4.	any Encumbrance (if any) as disclosed in the Disclosure Schedule where the principal amount of Financial Indebtedness secured thereby shall not have increased since the date of this Agreement;
1.1.53.5.	any Encumbrances occurring by way of set-off rights arising in the Borrower's banking arrangements in the ordinary course; or
1.1.53.6.	any other Encumbrance to which the Lender has consented in writing;
1.1.54.	**Permitted Indebtedness** means:
1.1.54.1.	Financial Indebtedness under this Agreement;
1.1.54.2.	Financial Indebtedness under the Nedbank Loan Agreement and the "Finance Documents" as defined in the Nedbank Loan Agreement;
1.1.54.3.	Financial Indebtedness under the ARM Loan Agreement;
1.1.54.4.	the indebtedness (if any) as disclosed in the Disclosure Schedule, the principal amount of which shall not have increased since the date of this Agreement;
1.1.54.5.	credit provided by suppliers of goods or services in the ordinary course of the Borrower's affairs on the usual terms and conditions of such supplier or otherwise on arms' length terms; or
1.1.54.6.	any other indebtedness to which the Lender has consented in writing;
1.1.55.	**Reference Banks** means in relation to JIBAR, the principal Johannesburg offices of Nedbank, The Standard Bank of South Africa Limited, FirstRand Bank Limited and Absa Bank Limited or such other banks of similar stature as may be selected by the Lender;
1.1.56.	**Reset Date** means each 31 March, 30 June, 30 September and 31 December occurring after the Advance Date;

1.1.57. **Second Amendment and Restatement Agreement** means the written agreement entitled "*Second Amendment and Restatement Agreement*" which will be entered into contemporaneously with this Agreement between the Borrower, African Rainbow Minerals Limited, Harmony Gold Mining Company Limited and Nedbank and in terms of which the Nedbank Loan Agreement is amended and restated;

1.1.58. **Share Acquisition Agreement** means the written agreement entitled "*Share Acquisition Agreement*" which will be entered into contemporaneously with this Agreement between the Borrower, Opilac Proprietary Limited and African Rainbow Minerals Limited, pursuant to which the Borrower will sell to Opilac Proprietary Limited 12 717 328 shares in the issued share capital of African Rainbow Minerals Limited ;

1.1.59. **Signature Date** means the date on which this Agreement is signed by the Party signing last in time;

1.1.60. **Subordination Agreement** means the Subordination Agreement entered into or to be entered into amongst the Borrower, African Rainbow Minerals Limited, Harmony Gold Mining Company Limited and Nedbank on or about the Signature Date;

1.1.61. **Subsidiary** means, in relation to a person, an entity directly or indirectly controlled by that person, for which purpose "control" means either ownership of more than 50 per cent of the voting share capital (or equivalent right of ownership) of the entity, or power to direct its policies and management, whether by contract or otherwise;

1.1.62. **Tax** means any tax, levy, impost, duty or other charge or withholding of a similar nature, levied in accordance with any Applicable Law and includes any additional tax, penalties and/or interest thereon;

1.1.63. **Total Subordinated Debt** means, at any time, the total amount owing by the Borrower to the Lender and to ARM under this Agreement and under the ARM Loan Agreement (respectively) at that time;

1.1.64. **Trust Assets** has the meaning given to that term in the Trust Deed;

1.1.65. **Trust Deed** means the Fifth Amended and Restated Trust Deed of the Borrower, entered into on or about the Signature Date, as amended further from time to time;

1.1.66. **Trust Expenditure** means all costs, expenses and fees incurred by the Borrower in giving effect to the transactions contemplated in the Transaction Documents (as defined in the Trust Deed) plus (i) value–added tax, where applicable, and (ii) any additional taxes not contemplated in clause 10.1.2.1 below in a total amount not exceeding R75 000 per financial year of the Borrower;

1.1.67. **Unpaid Sum** means any sum due and payable but unpaid by the Borrower under this Agreement;

1.1.68. **VAT** means value added tax payable in terms of the South African Value Added Tax Act, 1991, as amended, or any similar Tax which becomes payable in any foreign jurisdiction;

1.1.69.   **Warranty Date** means the Signature Date, the Effective Date, the Advance Date and each day thereafter until (and including) the Discharge Date; and

1.1.70.   **ZAR** means South African Rands, the lawful currency of the Republic of South Africa.

1.2.   In this Agreement, unless the context indicates a contrary intention:

1.2.1.   any reference to the singular includes the plural and *vice versa*;

1.2.2.   any reference to natural persons includes legal persons and *vice versa*;

1.2.3.   any reference to gender includes the other genders.

1.3.   The clause headings in this Agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

1.4.   Words and expressions defined in any clause shall, for the purpose of that clause, bear the meaning assigned to such words and expressions in that clause.

1.5.   If any provision in a definition is a substantive provision conferring rights or imposing obligations on either Party, effect shall be given to it as if it were a substantive clause in the body of the Agreement, notwithstanding that it is only contained in the interpretation clause.

1.6.   If any period is referred to in this Agreement by way of reference to a number of days, the days shall be reckoned inclusively of the first and exclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the day shall be the next succeeding Business Day.

1.7.   Any reference to an enactment is to that enactment as at the date of signature hereof and as amended or re-enacted from time to time.

1.8.   Where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail.

1.9.   Schedules, appendices or annexures to this Agreement shall be deemed to be incorporated in and form part of this Agreement.

1.10.   A reference to a person includes such person's permitted successors, assignees, transferees or substitutes.

1.11.   Any reference to a document is a reference to that document as amended, novated, ceded or supplemented.

1.12.   Expressions defined in this Agreement shall bear the same meanings in schedules, appendices or annexures to this Agreement which do not themselves contain their own contrary definitions.

1.13.   The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

2. **THE FACILITY**

2.1.   Subject to clauses 4 and 5.3, the Lender makes available to the Borrower, a loan facility in an amount equal to the Facility Amount.

2.2.   The Lender shall, pursuant to the Subordination Agreement, at all times subordinate its claims against the Borrower under this Agreement to those of Nedbank under the Nedbank Finance Agreements.

3. **PURPOSE**

3.1.   The Borrower shall only use the amount advanced under the Facility for the repayment in part of the indebtedness under the Nedbank Loan Agreement, and for no other purpose.

3.2.   Failure by the Borrower to use the amount advanced under the Facility for the purposes set out in clause 3.1 shall constitute a material breach of this Agreement.

3.3.   The Lender shall not be under any obligation to monitor or verify that the Borrower has used the amount advanced under the Facility for the purpose set out in clause 3.1.

4. **CONDITIONS PRECEDENT**

4.1.   The Borrower shall not be entitled to deliver the Advance Request unless the Conditions Precedent have been waived by the Lender or fulfilled.

4.2.   The Conditions Precedent are stipulated for the benefit of the Lender, who may by written notice to the Borrower, waive the fulfilment of any of the Conditions Precedent.

4.3.   The Borrower shall use its reasonable commercial endeavours to procure the fulfilment of the Conditions Precedent which it is required to deliver.

4.4.   The Lender shall notify the Borrower in writing when it is satisfied that the Conditions Precedent have been fulfilled.

4.5.   If, by no later than 1 June 2016 or such later date as the Parties may agree in writing, any of the Conditions Precedent are not fulfilled or waived, then this Agreement shall, on that date, terminate and cease to be of any force and effect, and:

4.5.1.   save for claims arising out of or in connection with the provisions of this Agreement prior to such termination, neither Party shall have any claim against the other arising out of or in connection with this Agreement or its termination; and

4.5.2.   to the extent that this Agreement may have been partially implemented, the Parties shall be restored to their status quo ante.

5. **ADVANCE AND CONDITIONS TO ADVANCE**

5.1.   Subject to clauses 4 and 5.3, the Borrower shall be entitled to request the Advance against the Facility by delivering to the Lender the Advance Request, no less than 3 (three) Business Days prior to the Advance Date on which it requires the Advance.

5.2.   Subject to clauses 4 and 5.3, the Lender shall make the Advance to the Borrower by paying the amount thereof directly into the Borrower Account by electronic transfer on the Advance Date.

5.3.   Notwithstanding anything to the contrary contained herein, the Borrower shall not be entitled to the Advance:

5.3.1.   if the Lender has not received a fully and properly completed and executed Advance Request in accordance with clause 5.1;

5.3.2.   the date on which the Advance is to be made is not a Business Day:

5.3.3.   if any Event of Default (other than an Insolvency Event) shall have occurred or would result from the making of the Advance;

5.3.4.   if any Insolvency Event shall have occurred; or

5.3.5.   if the making of any the Advance would be unlawful under any Applicable Law as contemplated in clause 18, or the Borrower's obligation to make repayment of the Advance and/or payment of interest under this Agreement is or would not be legal, valid, binding or enforceable as contemplated in clause 18.

5.4.   The Advance to be made by the Lender in terms of this Agreement shall have deducted therefrom the relevant bank charges which shall be for the account of the Borrower.

6.   **INTEREST**

6.1.   For each Interest Period referred to in clause 1.1.38.1, the Outstanding Principal shall accrue interest at the Interest Rate.

6.2.   During the period commencing on the Advance Date and ending on the Maturity Date, interest shall accrue on the Outstanding Principal.

6.3.   On each Reset Date, all interest that has accrued and remains unpaid and has not yet been capitalised, shall be capitalised.

6.4.   The Borrower shall, on the Maturity Date, pay all of the interest (whether capitalised or not) which has accrued on the Outstanding Principal and remains unpaid at that date.

7.   **DEFAULT INTEREST**

7.1.   If the Borrower fails to pay any amount corresponding to Outstanding Principal on the due date therefor, interest shall accrue on such Unpaid Sum from such due date up to the date of actual repayment in full of the Outstanding Principal (both before and after judgment) at the Default Interest Rate for such Interest Periods as the Lender may choose.

7.2.   If the Borrower fails to pay any amount payable by it under a Finance Document on its due date (other than an amount included in the Outstanding Principal and in respect of which interest is accruing in terms of clause 7.1), interest shall accrue on such Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at the Default Interest Rate for such Interest Periods as the Lender may choose.

7.3.   Default interest arising on an Unpaid Sum in terms of clauses 7.1 or 7.2 will (if unpaid) be compounded with the Unpaid Sum at the end of each Interest Period, but will remain immediately due and payable.

8.   **REPAYMENT**

The Outstanding Principal shall be repaid in full by the Borrower on the Maturity Date.

9.   **VOLUNTARY PREPAYMENTS**

9.1.   The Borrower shall be entitled, subject to the provisions of the Subordination Agreement and subject to clause 9.3 and the provisions of the Trust Deed, to prepay the whole or any part of the Outstanding Principal.

9.2.   If the Borrower wishes to make such a prepayment:

9.2.1.   the Borrower shall give written notice (a **Prepayment Notice**) to the Lender not less than 14 (fourteen) days prior to the date of such prepayment;

9.2.2.   the Borrower shall, in its Prepayment Notice, set out (1) the amount (the **Prepayment Amount**) which it wishes to prepay on account of the Outstanding Principal and (2) a date (the **Prepayment Date**) on which it wishes to make that prepayment; and

9.2.3.   a Prepayment Notice, once given, shall be irrevocable and on the stipulated Prepayment Date the Borrower shall pay the Prepayment Amount to the Lender.

9.3.   Notwithstanding the provisions of clause 9.1, the Borrower shall not prepay the Outstanding Principal or a portion thereof, without paying to the Lender, on the applicable Prepayment Date, all interest which has accrued on the Outstanding Principal and which has not yet been paid by the Borrower.

9.4.   The Borrower shall not prepay all or any part of the Outstanding Principal except at the times and in the manner expressly provided for in this Agreement.

9.5.   The making of a prepayment pursuant to this clause 9 shall not relieve the Borrower from its obligations to make all and any payments that it is obliged to make pursuant to any other provision of this Agreement.

9.6.   If any amount owing pursuant to the ARM Loan Agreement is voluntarily prepaid, the Borrower shall simultaneously prepay to the Lender under this Agreement an amount so that the amount so paid under this Agreement is equal to the Harmony Percentage of the total amount paid under both this Agreement and the ARM Loan Agreement.

10.   **PAYMENT WATERFALL**

10.1.   Subject at all times to the provisions of the Trust Deed:

10.1.1.   at all times prior to the date on which all amounts owing to Nedbank under the Nedbank Finance Agreements are discharged in full, the Borrower shall apply all amounts standing to the credit of the Collection Account in accordance with clause 10.1 of the Nedbank Loan Agreement; and

10.1.2. at all times after the date on which all amounts owing to Nedbank under the Nedbank Finance Agreements are discharged in full, the Borrower shall not, without the prior written consent of the Lender, transfer any amount from the Collection Account (as defined in the Trust Deed) other than for the following purposes and in the following order of priority:

10.1.2.1. first, to pay or make provision for any taxes that are then due and payable or will, or are likely to, become due and payable before the end of the then current financial year of the Borrower;

10.1.2.2. second, to pay Trust Expenditure; and

10.1.2.3. third, any balance standing to the credit of the Collection Account shall be transferred to the Distributions Account to be retained by the Borrower and applied at the discretion of the Borrower in accordance with its objectives under the Trust Deed.

11. GENERAL PROVISIONS APPLYING TO PAYMENTS

11.1. Notwithstanding anything to the contrary, the Borrower shall pay to the Lender all amounts outstanding under this Agreement (including, but not limited to, the remaining Outstanding Principal, and all interest that has accrued but not yet been paid) by no later than the Maturity Date.

11.2. The Borrower shall make payment of all amounts which may become payable by it to the Lender pursuant to this Agreement (whether in respect of interest, principal or otherwise) by electronic transfer, free of exchange or other deduction, directly into the Lender Account by 15h00 on the due date for payment, or shall be made in such other manner as the Lender may direct in writing. Payment as aforesaid shall fully and finally discharge the Borrower's obligations to pay the applicable amounts to the Lender.

11.3. If the date for payment of any amount which becomes payable pursuant to this Agreement (whether in respect of interest, principal or otherwise) is not a Business Day, the due date for payment shall be the next Business Day except if such next Business Day falls into the next Calendar Month in which case the due date for payment shall be the previous Business Day.

11.4. The Borrower hereby acknowledges and agrees that for as long as any Event of Default has occurred and is continuing, but subject at all times to the provisions of the Trust Deed, the Lender shall have the right to appropriate and allocate any monies received from the Borrower to any indebtedness or obligation of the Borrower to the Lender as the Lender may deem fit in its sole and absolute discretion, and the Borrower hereby waives the right to name the debt to which any such monies may or shall in such event be allocated or appropriated.

11.5. The Borrower shall have no right to:

11.5.1. defer, withhold or adjust any payment due to the Lender arising out of this Agreement;

11.5.2. obtain the deferment of any judgment for any such payment or part thereof; or

11.5.3.   obtain deferment of any execution of any judgment,

by reason of any set off or counterclaim of whatsoever nature and howsoever arising.

11.6.   No amount prepaid or repaid by the Borrower to the Lender shall be available to be redrawn by the Borrower.

11.7.   The Lender shall not, at any time prior to the date on which all amounts owing to Nedbank under the Nedbank Finance Agreements are discharged in full, be entitled to set off any amount owing by it to the Borrower against any indebtedness of the Borrower to it under or arising out of this Agreement.

12.   REPRESENTATIONS AND WARRANTIES

12.1.   In addition to any representations and warranties made or given elsewhere in the Finance Documents by the Borrower to the Lender, the Borrower hereby makes and gives the representations and warranties contained in this clause 12 to the Lender. Each such representation and warranty:

12.1.1.   is a separate and distinct representation or warranty;

12.1.2.   is material;

12.1.3.   has induced the Lender to enter into this Agreement;

12.1.4.   is made or given, save where otherwise indicated, as at each Warranty Date; and

12.1.5.   is qualified by (and subject to) the disclosures contained in the Disclosure Schedule.

12.2.   The Borrower represents and warrants to the Lender that:

12.2.1.   **Status**

12.2.1.1.   The Borrower is a trust, duly established and existing under the laws of the Republic of South Africa.

12.2.1.2.   The Borrower has the power to own its assets and carry on its affairs as they are being carried on.

12.2.2.   **Capacity, powers and authority**

The Borrower has the legal capacity, authority and power to enter into the Finance Documents and to perform its obligations under the Finance Documents.

12.2.3.   **Legal validity**

The obligations of the Borrower, as contained in the Finance Documents are valid and binding and enforceable in accordance with their terms, subject to applicable restrictions on the application of equitable remedies and to the limitations imposed by laws relating to bankruptcy and insolvency and other mandatory provisions of law relating to the rights of creditors.

12.2.4.   **Non-conflict with other obligations**

The entry into by the Borrower of, and the performance of its obligations and the exercising of its rights under, and the transactions contemplated by, the Finance Documents do not:

12.2.4.1.   conflict with or violate the Trust Deed;

12.2.4.2.   exceed any borrowing limit of the Borrower or cause any such limit to be exceeded;

12.2.4.3.   conflict with or violate any Applicable Laws to which the Borrower is subject;

12.2.4.4.   result in any asset of the Borrower being Encumbered without the knowledge and consent of the Lender; or

12.2.4.5.   conflict with or violate or constitute a breach or default or termination event (howsoever described) of any agreement, deed, document, instrument or the like which is binding upon the Borrower.

12.2.5.   **Authorisations**

12.2.5.1.   All authorisations required by the Borrower in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Finance Documents have been obtained or effected (as appropriate) and are in full force and effect.

12.2.5.2.   All authorisations required by the Borrower to carry on its affairs in the ordinary course and in all material respects as they are carried on have been obtained or effected (as appropriate) and are in full force and effect.

12.2.6.   **Encumbrances**

No Encumbrance other than a Permitted Encumbrance (including the Encumbrances (if any) disclosed in the Disclosure Schedule) exists over the whole or any portion of the assets of the Borrower or any relevant shareholding interest in the Borrower.

12.2.7.   **No Default**

12.2.7.1.   No Default is continuing or will result from the conclusion of, or the performance of any transaction contemplated by, either Finance Document.

12.2.7.2.   As at the Signature Date, to the best of the Borrower's knowledge and belief and after having made all reasonable enquiries, the Borrower is not in breach of or in default under any agreement to which it is a party or which is binding on any of its assets, or under the Trust Deed.

12.2.8.   **Insolvency**

As at the Signature Date, no Insolvency Event has occurred and is continuing.

12.2.9.   **Assets**

The Borrower has good and valid legal title to the Trust Assets, and it has good and marketable title of ownership to or right of use of all of the Trust Assets.

12.2.10.   **Priority of Claims**

Subject to the provisions of the Subordination Agreement, the claims of the Lender against the Borrower under this Agreement will rank at least *pari passu* with the claims of its other unsecured and unsubordinated creditors except for those claims which are preferred solely by reason of any bankruptcy, insolvency or similar law.

13.   **INFORMATION UNDERTAKINGS**

13.1.   **Financial statements**

The Borrower shall supply to the Lender, as soon as they are available, its audited financial statements for each Financial Year.

13.2.   **Requirements for Financial Statements**

The Borrower shall ensure that each set of financial statements supplied under this Agreement is prepared using IFRS.

13.3.   **Information: Miscellaneous**

The Borrower shall supply to the Lender, upon its request, copies of all documents despatched by the Borrower to its creditors generally or any class of them at the same time as they are despatched.

13.4.   **Notification of default**

The Borrower shall notify the Lender of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence, and shall promptly inform the Lender of any event or any circumstance whatsoever which is likely to affect the accuracy of or modify any representation, warranty or covenant of or by the Borrower in terms of this Agreement.

13.5.   **Litigation**

The Borrower shall furnish to the Lender promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against the Borrower.

13.6.   **Termination of Undertakings**

The undertakings given by the Borrower to the Lender in this clause 13 shall terminate on the Discharge Date.

14.   **POSITIVE UNDERTAKINGS BY THE BORROWER**

14.1.   The Borrower hereby gives the undertakings contained in this clause 14 to the Lender. Each such undertaking:

14.1.1.   is a separate and distinct undertaking;

14.1.2.   is given for the entire period which commences on the Effective Date and which ends on the Discharge Date;

14.1.3.   shall not be qualified by any other undertaking contained in the Finance Documents (except if that other undertaking specifically qualifies the applicable undertaking); and

14.1.4.   is qualified by (and subject to) each disclosure (if any) contained in the Disclosure Schedule.

14.2.   The Borrower undertakes that, until the Discharge Date, it shall:

14.2.1.   **Applicable Laws**

14.2.1.1.   obtain all authorisations required under any Applicable Laws to enable it to conduct its affairs in accordance with the Trust Deed and to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability and/or admissibility into evidence of each Finance Document;

14.2.1.2.   obtain all approvals which it may require, in terms of any Applicable Law for the conduct of its affairs in accordance with the Trust Deed;

14.2.1.3.   take all reasonable steps to maintain, and to comply with the terms of, each authorisation envisaged in clauses 14.2.1.1 and 14.2.1.2; and

14.2.1.4.   comply with all Applicable Laws if any failure to do so could reasonably be expected to result in a Material Adverse Change;

14.2.2.   **Inspections and access**

allow the duly authorised representatives of the Lender at all reasonable times to inspect its premises, works and equipment and its books, documents and records and to make extracts from or copies of the latter on the understanding that information obtained from the Borrower will remain confidential (except where disclosure to relevant authorities is required under applicable laws) and restricted to the Lender, its representatives and advisors and their respective personnel;

14.2.3.   **Taxes**

pay all Taxes which become due and payable by it.

15.   **NEGATIVE UNDERTAKINGS BY THE BORROWER**

15.1.   The Borrower hereby gives the undertakings contained in this clause 15 to the Lender. Each such undertaking:

15.1.1.   is a separate and distinct undertaking;

15.1.2.   is given for the entire period which commences on the Effective Date and which ends on the Discharge Date;

15.1.3. shall not be qualified by any other undertaking contained in the Finance Documents (except if that other undertaking specifically qualifies the applicable undertaking); and

15.1.4. is qualified by (and subject to) each disclosure (if any) contained in the Disclosure Schedule.

15.2. The Borrower undertakes that, until the Discharge Date, it shall not, without the prior written consent of the Lender:

15.2.1. **Financial Indebtedness; Guarantee**

incur any Financial Indebtedness other than Permitted Indebtedness or give any indemnity to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any other person;

15.2.2. **Encumbrances**

create or permit to arise or exist any Encumbrance over any of its assets, other than a Permitted Encumbrance;

15.2.3. **Distributions**

make any Distribution (other than as required or permitted under the Trust Deed) without the prior written consent of the Lender; or

15.2.4. **Assets**

dispose of any assets other than pursuant to a Permitted Disposal;

15.2.5. **Merger**

merge or consolidate with any other person;

15.2.6. **Transactions**

conclude any transaction with any person other than:

15.2.6.1. this Agreement, the Share Acquisition Agreement, the Nedbank Loan Agreement, the Nedbank Pledge Agreement and the ARM Loan Agreement;

15.2.6.2. as contemplated and permitted or required by the Trust Deed, the Share Acquisition Agreement, the Nedbank Loan Agreement or the ARM Loan Agreement;

15.2.7. **Trust Deed**

make any material amendments to the Trust Deed;

15.2.8. **Other loan agreements**

amend, vary, cancel or terminate, or agree to any amendment, variation, cancellation or termination of, the Share Acquisition Agreement, the Nedbank Loan Agreement or the ARM Loan Agreement (or any agreement related to or incidental to any of the Share Acquisition Agreement, the Nedbank Loan Agreement or the ARM Loan Agreement) nor waive, or agree to any waiver of, any of its rights, privileges or benefits under any such agreement;

15.2.9. **Credit**

make any loans or grant any credit;

15.2.10. **Interests in Trust Assets**

appoint or constitute any income or capital beneficiaries or grant any further interests in the Trust Assets otherwise than in accordance with the Trust Deed.

16. **EVENT OF DEFAULT**

16.1. Each of the events or circumstances set out in clauses 16.2 to 16.15 is an Event of Default, whether or not the occurrence of such event is within the Borrower's control.

16.2. **Non-payment**

The Borrower fails to pay any amount which becomes payable by it under a Finance Document on the due date for payment thereof, except if:

16.2.1. that failure to pay is caused by a technical or administrative error beyond the reasonable control of the Borrower; and

16.2.2. payment is made in full within 3 (three) Business Days of the due date for payment.

16.3. **Breach of undertakings**

The Borrower fails to comply with any undertaking given by it to the Lender in clauses 13, 14 or 15 except if that non-compliance:

16.3.1. is capable of remedy; and

16.3.2. is remedied within 10 (ten) Business Days of the earlier of the Lender giving notice of the breach to the Borrower and the Borrower becoming aware of the non-compliance.

16.4. **Misrepresentation**

Any representation or warranty made or given by the Borrower in either Finance Document is incorrect or misleading in any material respect, unless the circumstances giving rise to the misrepresentation or breach of warranty:

16.4.1. are capable of remedy; and

16.4.2. are remedied within 10 (ten) Business Days of the earlier of the Lender giving notice and the Borrower (or such other person, as the case may be) becoming aware of the misrepresentation or breach of warranty.

16.5. **Breach of other obligations**

The Borrower or any other person (other than the Lender) fails to comply with any obligation imposed on it under any Finance Document, other than an obligation envisaged in clauses 16.2 or 16.3, except if that non-compliance:

16.5.1. is capable of remedy; and

16.5.2. is remedied within 60 days of the earlier of the Lender giving notice of the breach to the Borrower and the Borrower (or such other person, as the case may be) becoming aware of the non-compliance.

16.6. **Cross-default**

Any of the following occurs in respect of the Borrower:

16.6.1. any of its Financial Indebtedness (other than that arising under this Agreement) is not paid when due, after the expiry of any originally applicable grace period;

16.6.2. any of its Financial Indebtedness is declared to be or otherwise becomes due and payable before its specified maturity, is placed on demand or is capable of being declared by a creditor to be due and payable prior to its specified maturity, in each case, as a result of an event of default (howsoever described) and the Lender has given written notice to the Borrower that it regards the event as an Event of Default;

16.6.3. a commitment for, or underwriting of, any Financial Indebtedness is cancelled or suspended by a creditor as a result of an event of default (howsoever described) and the Lender has given written notice to the Borrower that it regards the event as an Event of Default;

16.6.4. any of its creditors becomes entitled to foreclose on any Encumbrance given to secure its Financial Indebtedness over any of its assets; or

16.6.5. any event of default (however described) occurs under the Nedbank Loan Agreement or the ARM Loan Agreement.

16.7. **Insolvency**

Any of the following occurs in respect of the Borrower:

16.7.1. it is, or is deemed for the purposes of any Applicable Law to be, insolvent or unable to pay its debts as they fall due;

16.7.2. it admits an inability to pay its debts as they fall due;

16.7.3. it suspends making payments of all or any category of its debts or announces an intention to do so;

16.7.4. by reason of actual or anticipated financial difficulties, it begins negotiations with any creditor for the rescheduling of any of its indebtedness;

16.7.5.   the value of its assets is less than its liabilities (taking into account contingent and prospective liabilities); or

16.7.6.   a moratorium is declared in respect of any of its indebtedness (in which event the ending of the moratorium will not remedy any Event of Default caused by that moratorium).

16.8.   **Insolvency Proceedings**

Any of the following occurs in respect of the Borrower:

16.8.1.   a meeting of its trustees or beneficiaries is convened for the purpose of considering a resolution for the voluntary termination of, or sequestration of the Borrower;

16.8.2.   any person brings an application, or files documents with a court or any registrar, for the Borrower's sequestration, termination or dissolution except if such application or filing is spurious, frivolous or vexatious (and if a dispute arises between the Lender and the Borrower in relation to any question whether any such application or filing is spurious, frivolous or vexatious, the onus to prove that the filing is spurious, frivolous and/or vexatious shall be on the Borrower);

16.8.3.   any trustee or liquidator or similar officer is appointed in respect of it or any of its assets;

16.8.4.   its trustees or beneficiaries request the appointment of, or give notice of their intention to appoint, a liquidator or similar officer; or

16.8.5.   any other analogous step or procedure is taken in any jurisdiction.

16.9.   **Creditors' Process**

Any asset of the Borrower with a book value (as reflected in the Borrower's most recent audited annual financial statements) in excess of ZAR 50 000 000 (fifty million Rand) (or its equivalent in any other currency) is attached under a writ of execution and the Borrower fails to ensure that such writ is lifted or stayed within 30 (thirty) days after the date on which the Borrower first becomes aware thereof.

16.10.   **Final Judgment**

Any final judgment of any court of competent jurisdiction is granted against the Borrower in an amount in excess of ZAR 50 000 000 (fifty million Rand) (or its equivalent in any other currency) and the Borrower fails to pay the amount of that judgment on the day on which it becomes obliged to do so (and, for the purposes of this clause, a final judgment is a judgment which is not subject to further appeal or review).

16.11.   **Unlawfulness of Finance Documents**

It is or becomes unlawful for the Borrower or any other person (other than the Lender) to perform any of its material obligations under the Finance Documents unless such unlawfulness:

16.11.1.   is capable of remedy; and

16.11.2.   is remedied within 14 (fourteen) days of the earlier of the Lender giving notice of the unlawfulness to the Borrower and the Borrower (or such other person, as the case may be) becoming aware of the unlawfulness.

16.12.   **Unenforceability**

Any of the obligations of the Borrower under any Finance Document is not or ceases to be a legal, valid, and binding obligation, enforceable against the Borrower or such lender in accordance with the terms thereof, subject to applicable restrictions on the application of equitable remedies and to the limitations imposed by laws relating to bankruptcy and insolvency and other mandatory provisions of laws relating to the rights of creditors.

16.13.   **Repudiation**

The Borrower repudiates a Finance Document or evidences an intention to repudiate a Finance Document, or evidences an intention to do so.

16.14.   **Material Adverse Change**

Any Material Adverse Change occurs.

16.15.   **Audit Qualification**

The auditors of the Borrower qualify their report on any audited financial statements of the Borrower for any period which ends after the Signature Date.

16.16.   **Consequences of an Event of Default**

If an Event of Default is continuing, the Lender shall, by notice to the Borrower and without prejudice to any other rights or remedies which the Lender may have under any Finance Document or at law, be entitled to:

16.16.1.   refuse to allow the Borrower to draw down the Advance under the Facility;

16.16.2.   declare that all or part of any amounts outstanding under this Agreement are immediately due and payable;

16.16.3.   declare that all or part of any amounts outstanding under this Agreement are payable on demand by the Lender; and/or

16.16.4.   subject to the provisions of the Subordination Agreement, claim immediate payment of all or part of any amounts outstanding under this Agreement.

17.   **TAXES**

17.1.   Except if required to do so by any Applicable laws, the Borrower shall not make any deduction for or on account of Tax (a **Tax Deduction**) from any payment which it becomes obliged to make to the Lender under this Agreement.

17.2.   If the Borrower becomes obliged, in terms of any Applicable Laws, to make a Tax Deduction in respect of any payment which becomes payable by the Borrower to the Lender under this Agreement (the **Subject Payment**):

17.2.1.   the Borrower shall make the minimum deduction permissible under the relevant Applicable Laws;

17.2.2.   the Borrower shall pay the amount of the Tax Deduction to the applicable revenue authority;

17.2.3.   the Subject Payment shall be increased by such an amount as will have the effect that, after the deduction of the applicable Tax Deduction, the remaining amount will be equal to the Subject Amount (as if the Tax Deduction had not been applicable); and

17.2.4.   the Borrower shall, within 30 (thirty) days after the day on which it makes the Tax Deduction to the Lender, deliver to the Lender proof of the fact that it has paid the Tax Deduction to the applicable revenue authority.

17.3.   Notwithstanding the provisions of this clause 17, the Lender shall be entitled to arrange its Tax affairs in its sole and absolute discretion.

17.4.   All amounts which are or become payable by the Borrower to the Lender in terms of this Agreement are VAT exclusive amounts. In the circumstances and if any such amount is subject to VAT the Borrower shall (together with and in addition to the relevant amount) pay the applicable VAT to the Lender against presentation of a VAT invoice for that amount to the Borrower.

17.5.   The Borrower shall pay all taxes and duties which may become payable as a result of the conclusion and implementation of the Finance Documents, but (for the avoidance of doubt) shall not be liable for payment of any tax assessed on the Lender under the law of the jurisdiction in which the Lender is incorporated or (if different) treated as resident for tax purposes if such tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by the Lender.

17.6.   If any Finance Document requires the Borrower to indemnify the Lender against any costs or expenses, that indemnity shall include an indemnity against any VAT which becomes payable by the Lender in respect of the applicable cost or expense.

18.   **ILLEGALITY**

18.1.   If, at any time, it is or will become unlawful for the Lender to make or fund any payment under this Agreement or to allow the Outstanding Principal or any part of it to remain outstanding or otherwise to comply with any of its material obligations under this Agreement, or any of the Borrower's obligations under this Agreement is not, or ceases to be, legal, valid, binding and enforceable, the Lender may give written notice thereof to the Borrower and upon the Lender giving such notice:

18.1.1.   the Borrower shall cease to be entitled to receive the Advance under this Agreement;

18.1.2.   all the Borrower's indebtedness under this Agreement shall immediately become due without demand, presentment, protest, or other notice of formality of any kind, all of which are expressly waived by the Borrower; and

18.1.3.   the Borrower shall promptly pay all amounts then due under this Agreement.

18.2. Prior to invoking its rights under clause 18.1, the Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate effects of the illegality arising under such clause, including conducting its rights and obligations under the Finance Documents from another jurisdiction. The Lender's obligation to mitigate as set forth in this clause does not affect the Borrower's obligations under the Finance Documents. The Lender is not obliged to take any steps under this clause 18.2 if, in the opinion of the Lender (acting reasonably), to do so might be prejudicial to it.

19. **INDEMNITIES**

The Borrower shall, within three Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by it as a result of:

19.1. the occurrence of any Event of Default;

19.2. a failure by the Borrower to pay any amount due under this Agreement on its due date;

19.3. funding, or making arrangements to fund, the Advance requested by a Borrower in the Advance Request, but not made by any reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or gross negligence by the Lender alone); or

19.4. any amount being prepaid in accordance with a notice of prepayment given by a Borrower.

20. **COSTS**

20.1. **Finance Documents**

The Lender shall pay its reasonable legal costs incurred in the negotiation and preparation of the Finance Documents and in procuring the fulfilment of the Conditions Precedent.

20.2. **Subsequent Costs**

20.2.1. The Borrower shall pay the amount of all reasonable costs and expenses (including legal fees) incurred by the Lender in connection with:

20.2.1.1. any amendment, waiver or consent requested by or on behalf of the Borrower or any person other than the Lender, or specifically allowed by this Agreement; or

20.2.1.2. any other matter which is not of an ordinary administrative nature arising out of or in connection with either Finance Document.

20.2.2. Notwithstanding clause 20.2.1, the Lender will bear the costs of any counsel it hires (to advise it alone) in connection with such amendment, waiver or consent.

20.3. **Enforcement Costs**

The Borrower shall pay the amount of all reasonable costs and expenses (including legal fees on an attorney and own client scale) incurred by the Lender in connection with the enforcement of, or the preservation of any rights under, any Finance Documents.

21. ACCOUNTS AND CERTIFICATES

21.1. Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in any accounts maintained by the Lender shall be *prima facie* proof of the matters to which they relate.

21.2. Certificates and determinations

21.2.1. Any certification or determination by the Lender of a rate or amount or a due date under the Finance Documents, signed by any director or senior manager of the Lender (whose appointment and designation need not be proved) shall be *prima facie* proof of the matters to which it relates.

21.2.2. A certificate in terms of clause 21.2.1 shall be:

21.2.2.1. binding on the Borrower as *prima facie* proof of the amount of the Borrower's indebtedness hereunder; and

21.2.2.2. valid as a liquid document against the Borrower in any competent court for the purpose of obtaining provisional sentence or other order or judgement against the Borrower thereon.

21.3. Accrual of Interest

Any interest which accrues under this Agreement shall accrue from day to day and shall be calculated on the actual number of days elapsed and on the basis of a year of 365 (three hundred and sixty five) days.

22. GENERAL CONDITIONS

22.1. Whole Agreement

This Agreement constitutes the whole agreement between the Parties as to the subject matter hereof and no agreements, representations or warranties between the Parties regarding the subject matter hereof other than those set out herein are binding on the Parties.

22.2. Variation

No addition to or variation, consensual cancellation or novation of this Agreement and no waiver of any right arising from this Agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by the Parties or their duly authorised representatives.

22.3. Relaxation

No latitude, extension of time or other indulgence which may be given or allowed by either Party to the other Party in respect of the performance of any obligation hereunder, and no delay or forbearance in the enforcement of any right of either Party arising from this Agreement, and no single or partial exercise of any right by such Party under this

Agreement, shall in any circumstances be construed to be an implied consent or election by such party or operate as a waiver or a novation of or otherwise affect any of such Party's rights in terms of or arising from this Agreement or estop or preclude such Party from enforcing at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

22.4.   **Severability**

The Parties agree that each and every provision of this Agreement is severable from the remaining provisions of this Agreement and should any provision of this Agreement be in conflict with any Applicable Law, or be held to be unenforceable or invalid for any reason whatsoever, such provision should be treated as *pro non scripto* and shall be severable from the remaining provisions of this Agreement which shall continue to be of full force and effect.

22.5.   **Independent Advice**

22.5.1.   Each of the Parties hereto acknowledges that it has been free to secure independent legal and other advice as to the nature and effect of all of the provisions of this Agreement and that it has either taken such independent legal and other advice or dispensed with the necessity of doing so.

22.5.2.   The Borrower acknowledges and agrees that it has not relied in any way upon any information and/or advice given by the Lender in the preparation, negotiation and/or implementation of this Agreement and has taken all reasonable actions to satisfy itself as to the consequences of it or any other person entering into the Finance Documents.

22.6.   **Limitation on liability**

Neither the Lender, nor its officers, employees, agents or assigns shall be liable to the Borrower for any indirect, consequential, incidental or contingent damages, including but not limited to a loss of profits arising out of a breach of this Agreement or any negligent act or omission on its/their part or any cause whatsoever.

22.7.   **Survival of claims**

The termination of this Agreement, for any cause whatsoever, shall not affect the right of the Lender to recover from the Borrower any amount due to the Lender on or before such termination or in consequence thereof or any other liability incurred by the Borrower on or before such termination or in consequence thereof or the right of the Lender to recover any damages for breach of this Agreement.

22.8.   **Assignment**

22.8.1.   The Borrower shall not be entitled to cede and delegate or otherwise transfer all or any of its rights, benefits and obligations under this Agreement without the prior written consent of the Lender.

22.8.2.   The Lender may, without the consent of the Borrower, cede and delegate or otherwise transfer all or any of its rights, benefits and obligations under this Agreement to any Affiliate or Affiliates of the Lender.

22.8.3. The Borrower expressly agrees and consents to all and any cessions and delegations or transfers contemplated in and permitted by or in terms of clause 22.8.2. To the extent that any such cessions, delegations or transfers give rise to a splitting of claims against the Borrower, the Borrower consents thereto.

23. **COUNTERPARTS**

This Agreement may be executed in any number of counterparts and by different Parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

24. **NOTICES**

24.1. **Communications in writing**

Any communication to be made under or in connection with Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter (including electronic mail or other electronic means).

24.2. **Addresses**

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with Agreement is:

24.2.1. in the case of the Borrower:

> ARM Broad-Based Economic Empowerment Trust
> 29 Impala Road, Chislehurston, Sandton, South Africa
> Attention: Trustee M Arnold
> Telephone: 011-779-1300
> Fax: :   +27 011-884-2445
> Email: mike.arnold@arm.co.za

24.2.2. in the case of the Lender:

> Harmony Gold Mining Company Limited
> Address for Notices: Office of the Company Secretary, Corner Main Reef Road and Ward Avenue, Randfontein, South Africa
> Attention: The Company Secretary
> Telephone: +27 11 411 6020
> Fax: +27 11 696 9734
> Email: companysecretariat@harmony.co.za

or any substitute address or fax number or email address or department or officer as either Party may notify to the other Party by not less than 5 Business Days' notice, and the Parties choose as their *domicilia citandi et executandi* their respective physical addresses set out in (or as substituted as contemplated in) this clause for all purposes arising out of or in connection with this Agreement.

24.3.   **Delivery**

24.3.1.   Any communication or document made or delivered by one Party to another under or in connection with this Agreement will only be effective:

24.3.1.1.   if by way of fax, when received in legible form;

24.3.1.2.   if by way of electronic mail, as set forth in clause 24.5; or

24.3.1.3.   if by way of letter, when it has been left at the relevant address or upon actual receipt;

and, if a particular department or officer is specified as part of its address details provided under clause 24.2 (*Addresses*), if addressed to that department or officer.

24.4.   **Notification of Address and Fax Number**

Promptly upon changing its own address or fax number, the relevant Party shall notify the other Party.

24.5.   **Electronic Communication**

24.5.1.   Any communication to be made between the Parties under or in connection with the Agreement may be made by electronic mail or other electronic means, if the Parties:

24.5.1.1.   agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

24.5.1.2.   notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

24.5.1.3.   notify each other of any change to their address or any other such information supplied by them.

24.5.2.   Any electronic communication made between the Parties will be effective only when actually received in readable form.

24.6.   **English Language**

24.6.1.   Any notice given under, or in connection with, this Agreement must be in English.

24.6.2.   All other documents provided under, or in connection with this Agreement must be:

24.6.2.1.   in English; or

24.6.2.2.   if not in English, and if so required by the Lender, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

25.   **GOVERNING LAW**

This Agreement and any non-contractual obligations arising out of it or in connection with it are governed by the law of the Republic of South Africa.

26.   **JURISDICTION**

The Parties submit to the non-exclusive jurisdiction of the High Court of South Africa, Gauteng Local Division, Johannesburg (or any successor to that division) in respect of any matter arising from or in the connection with this Agreement and/or any of the Finance Documents, including its termination.

26.1.   **Waiver of Immunity**

The Borrower irrevocably and unconditionally:

26.1.1.   agrees not to claim in any jurisdiction, for itself or in respect of its assets, immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise) or other legal process and waives such present or future immunity, whether claimed or not; and

26.1.2.   consents generally to the giving of any relief or the issue of any process in connection with any proceedings, including the making, enforcement or execution against any property of any nature (irrespective of its use or intended use) of any order or judgement which may be made or given in any proceedings.

SIGNED at Muldersdrift on this the 1st day of March 2016


For and on behalf of
HARMONY GOLD MINING COMPANY LIMITED

/s/ Frank Abbott

_____
Signatory: Frank Abbott
Capacity: Director
Who warrants his authority hereto

/s/ Peter Steenkamp

_____
Signatory: Peter Steenkamp
Capacity: Director
Who warrants his authority hereto


SIGNED at Sandton on this the 29th day of February 2016


For and on behalf of
THE TRUSTEES FOR THE TIME BEING OF THE ARM BROAD-BASED ECONOMIC EMPOWERMENT TRUST

/s/ M Arnold

_____
Signatory: M Arnold
Capacity: Trustee
Who warrants his authority hereto


SCHEDULE 1
CONDITIONS PRECEDENT

The Borrower shall have delivered to the Lender:

1.   an executed original of each of the Finance Documents, duly signed by each party thereto;

2.   a copy of the Trust Deed;

3.   a resolution by the trustees of the Borrower in which (1) the Borrower's trustees resolve to conclude the Finance Documents, and (2) a named person is authorised to conclude the Finance Documents on behalf of the Borrower;

4.   a copy of the Second Amendment and Restatement Agreement (incorporating the Nedbank Loan Agreement) and the Nedbank Pledge Agreement, duly signed by each party thereto;

5.   a notice from Nedbank confirming that all of the conditions precedent set out in Schedule 1 of the Second Amendment and Restatement Agreement have been fulfilled or waived;

6.   a copy of the ARM Loan Agreement, duly signed by each party thereto;

7.   a notice from ARM confirming that all of the conditions precedent set out in Schedule 1 of the ARM Loan Agreement (other than the condition precedent set out in paragraphs 5 and 7 of Schedule 1 of the ARM Loan Agreement) have been fulfilled or waived;

8.   a copy of the Share Acquisition Agreement, duly signed by each party thereto;

9.   a notice from the Trust confirming that all of the conditions precedent set out in the Share Acquisition Agreement (other than the condition precedent set out in clause 3.1.3 of the Share Acquisition Agreement) have been fulfilled or waived;

and the Lender is satisfied with all aforesaid documents.

SCHEDULE 2
ADVANCE REQUEST

On the letterhead of the ARM Broad-Based Economic Empowerment Trust

Addressed to:

Harmony Gold Mining Company Limited

[date to be inserted]

LOAN AGREEMENT

1. We refer to the Loan Agreement concluded between the ARM Broad-Based Economic Empowerment Trust and Harmony Gold Mining Company Limited on [•] 2016. All expressions defined in the Loan Agreement have the same meanings in this Advance Request.

2. This notice constitutes an Advance Request and is delivered to you, in your capacity as the Lender, in terms of the provisions of Loan Agreement.

3. This notice serves to advise you that we require the Advance of the Facility Amount (being ZAR 200 000 000) under the Facility on **[●]**.

Yours faithfully

_____

Name:

In my capacity as trustee

SCHEDULE 3
DISCLOSURE SCHEDULE

[Intentionally left blank]

Harmony Loan Agreement_Execution_29 Feb 2016 - signatures incl.docx